UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

The Securities Exchange Act of 1934

Silicon Graphics, Inc.

(Name of Subject Company)

Silicon Graphics, Inc.

(Name of Filing Person)

5.25% Senior Convertible Notes Due 2004

(Title of Class of Securities)

827056AC

(Cusip Number of Class of Securities)

Sandra M. Escher

Senior Vice President and General Counsel

Silicon Graphics, Inc.

1600 Amphitheatre Parkway

Mountain View, California 94043

(650) 960-1980

 (Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Daniel G. Kelly, Jr.

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, California  94043

Tel: (650) 752-2000

Fax: (650) 752-2111

CALCULATION OF FILING FEE

Title Of Each Class Of Securities To Be Registered (1)	Amount To Be Registered (2)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price (3)	Amount of Registration Fee (3)
Senior Notes Due 2009	$230,000,000	100%	$175,950,000	$14,235
Senior Convertible Notes Due 2009	(4)	(4)	(4)	(4)

(1)          This Schedule TO relates to the exchange by Silicon Graphics, Inc. of an aggregate of up to $230,000,000 principal amount of its 5.25% Senior Convertible Notes Due 2004 for either (a) $1,000 in principal amount of its new Senior Notes Due 2009 for each $1,000 in principal amount of notes tendered or (b) $1,000 principal amount of its new Senior Convertible Notes Due 2009 for each $1,000 in principal amount of notes tendered.

(2)          This amount is the maximum principal amount of 5.25% Senior Convertible Notes due 2004 that may be received by the registrant from tendering holders.

(3)          The registration fee of $14,235 has been paid in connection with the Company’s Registration Statement on Form S-4, filed April 21, 2003. The amount of the registration fee was calculated, pursuant to Rule 457(f)(1) under the Securities Act of 1933, as amended, based on $175,950,000, the market value as of April 16, 2003 of the maximum principal amount of 5.25% Senior Convertible Notes Due 2004 that may be received by the registrant from tendering holders.

(4)          The total of Senior Notes Due 2009 and Senior Convertible Notes Due 2009 to be issued upon completion of this exchange offer will be no more than $230,000,000. Therefore no additional registration fee is required pursuant to Rule 457 of the Securities Act of 1933, as amended.

☒              Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$14,235	Filing Party:	Silicon Graphics, Inc.

Form or Registration No.:	S-4 (File No. 333-104651)	Date Filed:	April 21, 2003

☐               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

☐        third-party tender offer subject to Rule 14d-1.

☒       issuer tender offer subject to Rule 13e-4.

☐        going-private transaction subject to Rule 13e-3.

☐        amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

Introduction

This Amendment No. 1 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed on April 21, 2003 by Silicon Graphics, Inc. (the "Company"), in connection with its offer to exchange an aggregate of up to $230,000,000 principal amount of its 5.25% Senior Convertible Notes Due 2004 (the “Old Notes”) for either (a) $1,000 in principal amount of its new Senior Notes Due 2009 (the “New Notes”) for each $1,000 in principal amount of Old Notes tendered, or (b) $1,000 principal amount of its new Senior Convertible Notes Due 2009 (the “New Convertible Notes”) for each $1,000 in principal amount of Old Notes tendered.  The maximum principal amount of New Convertible Notes that may be issued in this exchange offer is $120 million.  If holders of Old Notes validly tender more than $120 million aggregate principal amount of Old Notes in exchange for New Convertible Notes, then New Convertible Notes will be allotted on a pro rata basis, based on the amount of Old Notes tendered for New Convertible Notes. Old Notes not exchanged for New Convertible Notes because of proration will be exchanged for New Notes.

This exchange offer is subject to the terms and conditions set forth in the prospectus and in the related Letter of Transmittal which are a part of the Company’s Registration Statement on Form S-4 (File No. 333-104651) filed with the Securities and Exchange Commission on April 21, 2003 (the "Registration Statement").

The Schedule TO is hereby amended and supplemented as follows:

Item 12.  Exhibits.

(a)(1)(A)                     Prospectus dated May 6, 2003, incorporated herein by reference to amendment no. 1 to the Registration Statement filed with the Securities and Exchange Commission on May 6, 2003.

(a)(1)(B)                       Form of Letter of Transmittal, incorporated by reference to Exhibit 99.1 to the Registration Statement.*

(a)(1)(C)                       Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit 99.2 to the Registration Statement.*

(a)(1)(D)                      Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit 99.3 to the Registration Statement.*

(a)(1)(E)                        Form of Notice of Guaranteed Delivery, incorporated by reference to Exhibit 99.4 to the Registration Statement.*

(a)(1)(F)                          Form of Instructions to Book-Entry Transfer Participant from Owner, incorporated by reference to Exhibit 99.5 to the Registration Statement.*

(a)(5)(i)                          Press Release issued by Silicon Graphics, Inc. on April 21, 2003, filed pursuant to Rule 425 and incorporated by reference herein.*

(a)(5)(ii)                           Telephone Discussion of Exchange Offer on April 21, 2003, filed pursuant to Rule 425 and incorporated by reference herein.*

(b)                  None.

(c)                  None.

(d)                  Agreement to Tender dated April 18, 2003 between Silicon Graphics, Inc. and Highfields Capital Management LP, incorporated herein by reference to Exhibit 10.1 to the Registration Statement.*

(g)                  None.

(h)                  None.

*      Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SILICON GRAPHICS, INC.

/s/ Sandra M. Escher
(Signature)

Name:	Sandra M. Escher
Title:	Senior Vice President and General Counsel

Date:	May 6, 2003